Exhibit 97.1

CATHAY GENERAL BANCORP

INCENTIVE-BASED COMPENSATION

CLAWBACK POLICY

Policy Statement

It is the policy of Cathay General Bancorp (Company) to comply with the clawback rules found in 229 C.F.R. §240.10D and Nasdaq Listing Rule 5608, which will take effect on October 2, 2023 (collectively, the Rule). To the extent this policy is in any manner deemed inconsistent with the Rule, this policy is treated as retroactively amended to be compliant with the Rule.

This policy is a supplement to any other clawback policies in effect now or in the future at the Company. To the extent this policy applies to compensation payable to a person covered by this policy, it is the only clawback policy applicable to such compensation and no other clawback policy applies, provided that, if such other policy provides that a greater amount of such compensation be subject to clawback, such other policy applies to the amount in excess of the amount subject to clawback under this policy.

Definitions

As used in this policy, the following definitions will be at all times interpreted in accordance with the Rule and any other guidance that may be issued under the Rule:

Executive Officer

Executive Officer means the Company’s president, principal financial officer, principal accounting officer, any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. For purposes of this policy, the company designates Executive Officers through resolution of the Board of Directors on an annual basis. Individuals holding the positions of Executive Vice President, Senor Vice President, First Vice President, Vice President, Assistant Vice President, and Officer of Cathay Bank (Bank) are elected officers of the Bank but are not Executive Officers eligible to participate in major policy-making functions for the Company. The identification of an Executive Officer for purposes of this policy includes, at minimum, Executive Officers identified in 17 C.F.R. §229.401(b).

Financial Reporting Measure

Financial Reporting Measure means measures, including but not limited to stock price and total shareholder return, which are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities Exchange Commission (SEC).

Incentive-Based Compensation

Incentive-Based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Policy Application

This policy only applies in the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Recovery Period

The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in the section Policy Application above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 229 C.F.R. §240.10D-1(b)(1)(ii).

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For purposes of this policy, Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

●	Notwithstanding anything to the contrary, the policy only applies if the Incentive-Based Compensation is received on or after October 2, 2023.

To the extent applicable, 229 C.F.R. §240.10D-1(b)(1)(i) governs certain circumstances under which the policy applies to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

Erroneously Awarded Compensation

The amount of Incentive-Based Compensation subject to the policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive Based-Compensation that otherwise would have been received had it been determined based on the restated amounts and is computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the:

●	Amount is based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

●	The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s shares are listed.

Recovery of Erroneously Awarded Compensation

The Company recovers reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions below apply. The Compensation Committee of the Company’s Board of Directors (Committee) determines the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “promptly within reason” requirement. Such determination will be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination may vary from case-to-case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

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Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the policy (e.g., reasonable legal expenses and consulting fees) would exceed the amount to be recovered and the Committee makes a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company makes a reasonable attempt to recover such Erroneously Awarded Compensation, establish that the direct costs of recovery exceed the recovery amounts, document such reasonable attempt(s) to recover, and provide that documentation to the exchange on which the Company’s shares are listed.

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Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company should obtain an opinion of home country counsel, acceptable to the exchange on which the Company’s shares are listed, that recovery would result in such a violation and provides such opinion to the exchange.

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Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to team members of the Company or its subsidiaries, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Compensation Committee Decisions

Decisions of the Committee with respect to this policy are final, conclusive, and binding on all Executive Officers subject to this policy unless determined to be an abuse of discretion.

No Indemnification

Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer is indemnified by the Company against the loss of any Erroneously Awarded Compensation.

Agreement to Policy by Executive Officers

The Committee takes reasonable steps to inform Executive Officers of this policy and obtain their agreement to this policy, which steps may constitute the inclusion of this policy as an attachment to any award that is or has been accepted by the Executive Officer.

Policy History

This policy was approved by the Board of Directors on September 21, 2023.

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